UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INTRODUCTORY NOTE

On April 23, 2018, The Bank of N.T. Butterfield & Son Limited (the “Company”) furnished an Earnings Release on Form 6-K (the “Report”) with the Securities and Exchange Commission to report the Company's financial results for the first quarter 2018.  This Amendment No. 1 to the Earnings Release on Form 6-K/A amends a typographical error in the dates as labeled for the comparative periods of the average balance sheets presented in the Report to present corrected dates for the periods as labeled.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K/A

Attached hereto (i) as Exhibit 99.1 is the amended earnings release for the Company for the three months ended March 31, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2018	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Shaun Morris
	Name:	Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Amended earnings release - First quarter 2018 results

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